PRIMERO REPORTS 2011 RESERVES AND RESOURCES AND

ANNOUNCES NEW HIGH-GRADE DISCOVERY

Toronto, Ontario, March 28, 2012 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P) (NYSE:PPP) today announced updated Mineral Resources and Mineral Reserves for its San Dimas mine, a new high-grade discovery and also provided a summary of its planned 2012 exploration program.

”In early 2012, the Company elected to review its Mineral Resource estimation methodology,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “This change has improved our geological understanding and, as a result, the predictability of our near term operating results at San Dimas. We remain committed to expanding production and believe the new approach will enable Primero to more accurately mine plan for the expansion decision slated for the third quarter of this year. While the new Resource estimation has resulted in a reduction in and reclassification of Resources and Reserves, our improved understanding and the advancements in underground development should position the Company to convert Resources and exploration potential into Reserves in the near term. We remain confident of the mineral potential at San Dimas, particularly given historical production of over 11 million ounces of gold and the presence of numerous exploration targets.

We are also very pleased to announce today a new high-grade discovery in the Sinaloa Graben block that is within 140 metres of existing tunnel development and we expect to access this area before the end of 2012. This discovery supports the position that Inferred Resources estimated with the historical estimation method remain high-probability exploration targets.”

Updated Mineral Resources and Mineral Reserves at the San Dimas Mine

As part of the Mineral Resource and Reserve estimation review the Company retained AMC Mining Consultants (Canada) Ltd. (“AMC”), an independent mining and geological consulting firm that had not previously reported on the property. AMC assisted the Company in its review of the most appropriate estimation method currently applicable at San Dimas and completed an independent Mineral Resource and Mineral Reserve estimation for vein areas that make up the current Mineral Reserves. The remaining veins outside the December 2011 Mineral Reserves were critically examined on the basis of data and geological support, and reclassified. The Company’s Mineral Reserve statement consists of estimates based on new block models. The Mineral Resources are based on those block models, as well as a number of veins estimated by the historical polygonal method.

The Company and AMC selected a block modeling approach using kriging interpolation. The resulting block models are more tightly constrained to the data and may better reflect the variability of the mineralization along strike and dip. To convert Mineral Resources to Mineral Reserves, mining dilution has then been added and mining recovery factors applied on an individual vein basis. The estimates made using this approach, and a review of current operating experience, have resulted in a reduction in Mineral Resources and Mineral Reserves estimates at the San Dimas mine as at December 31, 2011.

The Mineral Reserves and associated Mineral Resources were constrained in 15 individual geological models based on wireframes of the various veins. These wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 10 metres by 10 metres by vein width. Grade capping was not considered necessary based on the results of log probability plots of the accumulated gold and silver grades.

The quality control and data verification review performed as part of the 2011 Mineral Resource and Reserve estimation at San Dimas noted poor quality data. For this reason there are currently no Measured Resources, nor Proven Reserves stated. Indicated Resources are estimated using a distance of approximately 15 metres from data and Inferred Resources are estimated 30 metres from data. The Company has implemented revised quality control procedures and is utilizing an external laboratory for all drill samples until equipment at site can be replaced.

Table 1: San Dimas Mine Mineral Resources and Mineral Reserves as at December 31, 2011.

Classification	Tonnage	Gold Grade	Silver Grade	Contained	Contained
	(million tonnes)	(g/t)	(g/t)	Gold	Silver
				(000 ounces)	(000 ounces)
Mineral Resources
Indicated	2.877	6.2	390	577	36,470
Inferred	5.833	3.8	320	704	60,770
Mineral Reserves
Probable	3.514	4.5	280	505	31,800

Notes to Resource Statement:
1.	Mineral Resources include Mineral Reserves.
2.	Resources are stated as of December 31, 2011.
3.	Cutoff grade of 2 g/t AuEq is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and silver price of US$25 per troy ounce.
4.	A constant bulk density of 2.7 tonnes/m3 has been used.
Notes to Reserve Statement:
1.

Cutoff grade of 2.52g/t AuEq based on total operating cost of US$98.51/t. Metal prices assumed are a gold price of US$1,250 per troy ounce and silver price of US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13.00 pesos/US$1.00.

At gold and silver prices more in line with those currently prevailing ($1,700 per ounce of gold and $30 per ounce of silver) and with all other factors constant, the reserve estimating process generates numbers of the order of 3.8 million tonnes and 4.2 grams per tonne of gold and 270 grams per tonne of silver at a cut-off grade of 1.9 grams per tonne.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization has been estimated from geological and grade modeling, and includes portions of the previously reported (2010) resource base. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

The Company believes that the new estimation approach and further drilling and mine development will result in Mineral Resources being converted to Mineral Reserves, a reasonable amount of the exploration potential being converted to Inferred Resources and new mineral discoveries being realized. Over 315,000 ounces of the 704,000 ounces of gold in the Inferred Resource are within current infrastructure and constrained within the mineralization envelopes of the known veins. Significant Indicated and Inferred Resources are now part of the Company’s 2012 delineation drill program designed to convert them to Probable Reserves and Indicated Resources respectively.

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. Historical production from the San Dimas district is estimated at 11 million ounces of gold and 582 million ounces of silver, which affirms it as a world class epithermal mining province. The San Dimas mine also has a consistent record of successful exploration and Mineral Reserve replacement and Mineral Resource conversion. As such, the change in Mineral Reserve and Mineral Resource estimates at San Dimas does not impact Management’s confidence in the ultimate mineral potential of the mine.

The Mineral Resource and Mineral Reserve estimates for the San Dimas mine have been prepared by Mr. Rodney Webster MAusIMM, MAIG, Mr. Herbert A. Smith P.Eng. and Mr. J. Morton Shannon P.Geo., all of AMC and all Qualified Persons (“QP’s”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Webster, Mr. Smith and Mr. Shannon are independent of the Company and have not previously reported on the San Dimas mine. A report under NI 43-101, disclosing the updated Mineral Resource and Reserve estimates for the San Dimas mine is being prepared under the direction of Mr. Shannon, and will be filed by Primero on SEDAR within 45 days. All of the above QP’s have reviewed and approved the contents of this news release with respect to the Mineral Resources and Mineral Reserves.

Exploration Program Designed to Target Prolific Central Corridor

The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically has contained vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

The Company’s 2011 exploration and delineation program was successful in outlining gold ounces in excess of 2011 production.

The Company’s proposed $12 million 2012 exploration program is designed to include a record of approximately 65,000 metres of diamond drilling employing 14 rigs, broken into 30,000 metres of exploration drilling and 35,000 metres of delineation drilling; plus 3,000 metres of exploration drifting. It is designed to aggressively drill the exploration potential located in the central corridor. The Company will systematically target mineralization located in close proximity to existing infrastructure along this prolific high-grade central corridor. A primary objective of 2012 is to explore the south-west lateral extensions of the currently producing Roberta and Robertita vein systems into the adjacent Sinaloa Graben.

The Sinaloa Graben is expected to be the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins of which only two have been mined with the remainder of the veins unexplored. A north-south tunnel, the Sinaloa Graben tunnel, currently extending 4.5 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high grade central corridor.

Figure 1: Sinaloa Graben Map.

Since acquiring the mine, the Company has discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations suggesting that the Sinaloa Graben contains higher than the average grade and width of mineralization than Reserves and Resources in the Central Block.

The Company is also pleased to announce the discovery of another high-grade vein system (‘‘Victoria vein’’), located in the Sinaloa Graben approximately 2.0 kilometres north of the Elia vein. The Company has several high-grade intercepts of the Victoria vein which exhibit similar grades, widths and mineralization to the prolific Robertita vein system in the adjacent Central Block. The Robertita vein is an important component of the Company’s Mineral Reserves and currently supplies a meaningful portion of the ore at San Dimas.

It is a promising early success of the Company’s 2012 objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. The Company is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area has improved recently as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. The Company is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations. The Company expects to begin delineating the Victoria vein next month and commence mining it before the end of 2012. Results to date from the Victoria vein are not included in the Company’s 2011 Mineral Resource and Mineral Reserve estimation.

Table 2: Significant Sinaloa Graben Drill Results – Victoria Vein.

		From	To	Grade (g/t)		Estimated
Area	Drill Hole
		(m)	(m)	Gold	Silver	True Width (m)

Sinaloa Graben (Victoria)	PIL 7-13B(1)	134.9	137.1	12.6	685	1.47
Sinaloa Graben (Victoria)	PIL 7-13B(2)	152.1	154.3	8.1	386	1.47
Sinaloa Graben (Victoria)	PIL 7-14(1)	154.8	157.7	10.5	498	3.68
Sinaloa Graben (Victoria)	PIL 7-14(2)	160.4	163.5	2.9	203	2.33
Sinaloa Graben (Victoria)	PIL 7-23	135.8	144.5	27.3	1,344	5.92
Sinaloa Graben (Victoria)	PIL 7-24	125.9	129.0	9.0	388	2.47
Sinaloa Graben (Victoria)	PIL 7-26	136.6	141.3	5.9	306	2.28

Figure 2: Sinaloa Graben (Victoria) Drill Result Locations.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas district exhibits a vertical mineralized horizon or boiling zone with a distinct top and bottom, historically termed the ‘Favourable Zone’.

This boiling, or Favourable Zone at San Dimas is 300 to 600 metres high and can be correlated based on stratigraphic and geochronologic relationships.

As part of the geological model review, the Company has commenced a drill program that is examining whether there exists a second distinct mineralized horizon across the district. The Company has drilled the Roberta vein 100 metres below the known mineralized horizon to test for the existence of a lower mineralized horizon. Two drill holes have been completed, intercepting veins with 3.0 metre widths and indications of sulfide mineralization. Geochemical studies are now commencing to improve the known characterization of the vein. If proven, this would open new high-grade exploration zones, parallel to existing and historical exploitation areas.

The scientific and technical information regarding exploration results contained herein is based on information prepared by, or under the supervision of, Mr. Joaquin Merino-Marquez, P.Geo. Vice President, Exploration for Primero, who is a ‘‘Qualified Person’’ for the purposes of NI 43-101. Mr. Merino-Marquez has read and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

Expansion Decision Expected During Third Quarter

Recent advances in underground development have provided access to key strategic locations within the prolific central corridor of the Sinaloa Graben. The Company expects to continue to accelerate development in the Sinaloa Graben during 2012 and with continued exploration success, such as the new Victoria vein, increase working faces to support a mill expansion.

During 2012 and 2013 the Company will continue to focus on maximizing the throughput of the mill at 2,050 tonnes per day or better while it develops stopes with higher grade ore. The Company has also completed preliminary engineering to assess different mill expansion scenarios; both 2,500 tonnes per day and 3,000 tonnes per day scenarios have been examined. Currently the San Dimas mill is principally limited by its grinding capacity which can be resolved by installing the third ball mill that is already on-site. With the installation of this ball mill and limited optimization of current crushing and processing facilities, the overall mill capacity could be expanded to up to 3,000 tonnes per day for less than an estimated $15 million.

With completion of the 2011 Mineral Resources and Reserves estimation, the Company will now commence detailed engineering of both mill expansion scenarios. San Dimas could to be producing at between 2,500 tonnes per day and 3,000 tonnes per day by mid-2014 with continued positive exploration results from the Sinaloa Graben combined with productivity enhancements. The Company expects to make an expansion decision during the third quarter of 2012.

As a first step towards expanding San Dimas, the Company has recently completed a comprehensive mapping of its operating processes with the assistance of an external firm specialized in mining process improvement. Results of the analysis show significant opportunity to enhance overall mine productivity in excess of 20%. Implementation of the process improvement program will begin in early April and Management expects it will result in a 10% to 15% productivity improvement in 2012.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Resource and Mineral Reserve estimates for the San Dimas mine have been prepared by Mr. Rodney Webster MAusIMM (CP), Mr. Herbert A. Smith P.Eng and Mr. J. Morton Shannon P.Geo, all of AMC and all Qualified Persons (“QP’s”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Webster, Mr. Smith and Mr. Shannon are independent of the Company and have not previously reported on the San Dimas mine. A report under NI 43-101, disclosing the updated resource and reserve estimates for the San Dimas mine is being prepared under the direction of Mr. Shannon, and will be filed by Primero on SEDAR within 45 days. All of the above QP’s have reviewed and approved the contents of this news release with respect to the mineral resources and Mineral Reserves estimates.

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Joaquin Merino-Marquez P.Geo., Vice President, Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Merino-Marquez has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's forward-looking production guidance, including estimated ore grades, and, mill throughput; the recording of revenue under the silver purchase agreement at the fixed price realized; increased delineation drilling at San Dimas that will lead to better grade control and the attainment of more consistent production targets in the future; the estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, the impact of new estimation methodologies on mine and production planning, the timing and success of exploration activities, the future potential of San Dimas, the results of process improvement programs, the timing and ability to expand the mill, the timing and amount of estimated future production, generating cash flows that exceed capital requirements and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben and is consistent with estimations; that the geology and vein structures in the Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materi alize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.